March 20, 2007

Pursuant to Rule 17g-1(g)(i) under the Investment Company Act of 1940, hereby enclose for filing with the Commission (i) A Rider to the joint insured bond covering the registered investment companies named in Appendix B below;
(ii)A Form of Resolution approving the joint fidelity bond and proportional premium adopted by a mojority of the disinterested Directors/Trustees of each registered investment company; and (iii) Appendix B showing the amount of a single bond each investment company could have been required to maintain and an allocation of the premium for the fidelity bond coverage. Premiums on the joint insured bond have been paid through June 10, 2007.

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			ICI MUTUAL INSURANCE COMPANY

		       INVESTMENT COMPANY BLANKET BOND

				RIDER NO. 12

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INSURED								BOND NUMBER
BlackRock Apex Municipal Fund, Inc.				87124106B
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EFFECTIVE DATE	         BOND PERIOD		   AUTHORIZED REPRESENTATIVE
March 15, 2007	June 10, 2006 to June 10, 2007	   /S/ Frank Vento
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In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended,effective March 15, 2007 to be:



Limit of Liability




Insuring Agreement A-
	FIDELITY
	$115,000,000

Insuring Agreement C-
ON PREMISES
$115,000,000

Insuring Agreement D-
IN TRANSIT
$115,000,000

Insuring Agreement E-
FORGERY OR ALTERATION
$115,000,000
Insuring Agreement F-
SECURITIES
$115,000,000

Insuring Agreement G-
COUNTERFEIT CURRENCY
$115,000,000

Insuring Agreement J-
	COMPUTER SECURITY
$115,000,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
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Appendix A


		Fidelity Bond Form of Resolutions

	RESOLVED, that the terms and amount of joint insured fidelity bond obtained from ICI Mutual Insurance Company on June 10, 2006 in the amount of $135,000,000 covering registered investment companies advised or managed by BlackRock Investment Managers, LLC (BlackRock), be reduced to $115,000,000 as of March 15, 2007, of which approximately $__________ of coverage will be allocated to the Fund (see attached allocation), be, and they hereby are approved in substantially the form presented at the meeting with such changes as counsel deems necessary; and

FURTHER RESOLVED, that the proper officers of the Fund are authorized to pay the amount of the total premium allocated to the Fund for the year payable with respect to such bond as described in the Joint Fidelity Bond Agreement and outlined in the attached Allocation of Premium; and

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among the parties named as insured, the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, the value of the assets of the Fund, the type and terms of the arrangements made for custody of the Fund's assets, and the nature of the securities in the Fund's portfolio; and

FURTHER RESOLVED, that this Board has determined that the benefits of obtaining fidelity bond coverage from ICI Mutual, including the opportunity to obtain stable,low-cost insurance coverage from ICI Mutual, justify paying the Reserve Premium and making the commitments for additional payments to ICI Mutual, including acceptance of restrictions upon the withdrawal of the Reserve Premium; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized and directed to execute such other documents and take such other action as may be deemed necessary or desirable to effect the Fund's purchase of a fidelity bond from ICI Mutual including but not limited to executing a signature commitment to ICI Mutual and obtaining a Letter of Credit from State Street Bank and Trust Company; and

FURTHER RESOLVED, that the form of Joint Insured Fidelity Bond Agreement between the Fund and the other named joint insureds, in substantially the form presented at the meeting is approved with such further changes therein as any officer of the Fund may deem necessary or advisable with the advice of counsel, such officers execution of the Agreement to be conclusive evidence of this determination; and

FURTHER RESOLVED, that any officer of the Fund is authorized to execute and deliver such Agreement on behalf of the Fund; and

FURTHER RESOLVED, that the fidelity bond premiums paid by the Fund pursuant to Rule 17g-1 under the 1940 Act shall be reallocated from time to time to allow for changes during the policy year arising from the addition of joint insureds to the bond, the growth or loss of gross assets of the Fund during the year requiring additional or reduced coverage in accordance with Rule 17g-1
(d) under the Investment Company Act of 1940, as amended (the 1940 Act), or the liquidation or merger of named insureds; and

FURTHER RESOLVED, that the following practices are hereby adopted as the procedures for allocating and reallocating fidelity bond premium expense among the named joint insureds: (i) the joint fidelity bond premium expense allocated to each named insured will be based on the amount of coverage assigned to each named insured from time to time, and (ii) coverage for the Fund under the joint insured bond will be based on the amount of coverage required by Rule 17g-1 (d) under the 1940 Act from time to time plus additional coverage to allow for reasonable growth of the Fund; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized and directed to implement the foregoing procedures by, among other things: (i) monitoring the amount of fidelity bond coverage assigned to the Fund and, if necessary, increasing or decreasing such coverage to comply with the Boards procedures, and (ii) if necessary, reallocating the joint fidelity bond expense in accordance with the foregoing procedures for allocating the premium adopted by the Board; and

FURTHER RESOLVED, that the Secretary is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Fund are authorized and directed to take such action as they deem it necessary and appropriate with respect to obtaining additional fidelity bond coverage as they deem it becomes necessary or appropriate pursuant to Rule 17g-1 under the 1940 Act.
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Appendix B

			INSURANCE ANALYSIS 2006-2007
		    THIRD QUARTER ALLOCATION OF PREMIUM
		  FOR $115,000,000 FIDELITY BOND COVERAGE
		     BASED ON NOVEMBER 30, 2006 ASSETS

						FIDELITY
						LIMIT OF	FIDELITY
						LIABILITY	PREMIUM
CLUSTER A:
Master Basic Value Trust/			2,500,000 	15,591.39
     BlackRock Basic Value Fund II, Inc./
     BlackRock Basic Value Fund, Inc.
BlackRock Balanced Capital Fund, Inc.		1,700,000 	10,602.15
BlackRock Natural Resources Trust		  750,000 	 4,677.42
Merrill Lynch Ready Assets Trust		2,500,000 	15,591.39
Master  Value Opportunities Trust/    		1,900,000 	11,849.45
     BlackRock Value Opportunities Fund Inc.
Merill Lynch U.S. Treasury Money Fund		  400,000 	 2,574.43
Merrill Lynch USA Government Reserves		  600,000 	 3,741.93
BlackRock MuniYield Pennsylvania Insured Fund	  750,000 	 4,677.42
BlackRock MuniYield New Jersey Insured Fund	  600,000 	 3,741.93
BlackRock MuniYield Michigan Insured Fund, Inc.	  750,000 	 4,677.42
BlackRock MuniYield Florida Insured Fund	  600,000 	 3,741.93
BlackRock Global Growth Fund, Inc.		  900,000 	 5,612.90
ML Disciplined Equity Fund, Inc.		   50,000 	     0.00
BlackRock Series Fund, Inc.    			1,900,000 	11,849.45
Quantitative Master Series Trust / 		2,500,000 	15,591.39
BlackRock S&P 500 Protected Equity Fund, Inc. 	  400,000 	 2,494.62
ML Strategy Series, Inc.			   50,000 	     0.00
BlackRock Muni Intermediate Duration Fund, Inc.	1,000,000 	 6,236.56
BlackRock Muni New York Intermediate Duration
 Fund, Inc.					  450,000 	 2,806.45
CLUSTER B:
Master Government Securities Trust /		1,250,000 	 7,795.69
     CMA Govt Securities Fund/
     WCMA Govt Securities Fund
Master Money Trust /				2,500,000 	15,591.39
     CMA Money Fund/
     WCMA Money Fund
Master Tax-Exempt Trust /			2,500,000 	15,591.39
     CMA Tax-Exempt Fund/
     WCMA Tax-Exempt Fund
CMA Multi-State Muni Series Trust		2,500,000 	15,591.39
Master Bond Trust /				2,500,000 	14,319.82
     Core Bond Portfolio of BlackRock Bond Fund
BlackRock Bond Fund, Inc.			1,500,000 	 9,354.83
BlackRock Municipal Bond Fund, Inc.		1,900,000 	11,849.45
BlackRock Municipal Intermediate Term Fund	  600,000 	 3,741.93
BlackRock Equity Dividend Fund			1,250,000 	 6,842.70
BlackRock MuniVest Fund, Inc.			1,000,000 	 6,236.56
BlackRock Utilities and Telecommunications Fund	  600,000 	 3,704.19
Master Treasury Trust /				1,000,000 	 6,767.14
     CMA Treasury/
     WCMA Treasury
BlackRock MuniVest Fund II, Inc.		  750,000 	 4,677.42
BlackRock Senior High Income Fund, Inc.		  900,000 	 5,136.06
BlackRock MuniHoldings Fund, Inc.		  750,000 	 4,677.42
BlackRock MuniHoldings Florida Insured Fund	1,000,000 	 6,236.56
BlackRock MuniHoldings New York Insured Fund	1,000,000 	 6,236.56
BlackRock Debt Strategies Fund, Inc.		1,250,000 	 7,795.69
BlackRock MuniHoldings Fund II, Inc. 		  750,000 	 4,677.42
BlackRock MuniHoldings New Jersey Insured Fund	  900,000 	 5,612.90
Master U.S. High Yield Trust/			   50,000 	 3,741.93
     BlackRock U.S. High Yield Fund, Inc.
BlackRock MuniHoldings Insured Fund, Inc.	  750,000 	 4,677.42
Master Senior Floating Rate Trust/		1,000,000 	 6,767.14
     BlackRock Senior Floating Rate Fund II, Inc.
     BlackRock Senior Floating Rate Fund, Inc.
Global Financial Services Master Trust/		  450,000 	 3,044.87
     BlackRock Global Financial Services Fund
BlackRock EuroFund				1,250,000 	 8,807.45
BlackRock Pacific Fund, Inc.			1,250,000 	 7,795.69
BlackRock Healthcare Fund, Inc.			  750,000 	 4,677.42
BlackRock Global Allocation Fund, Inc.		2,500,000 	16,615.30
BlackRock Developing Capital Markets Fund, Inc.   750,000 	 4,677.42
BlackRock Latin America Fund, Inc.		  750,000 	 4,677.42
BlackRock Global SmallCap Fund, Inc.		1,250,000 	 7,795.69
BlackRock Global Value Fund, Inc.		1,000,000 	 6,236.56
BlackRock Global Technology Fund, Inc.		  600,000 	 4,218.77
BlackRock Floating Rate Income Strategies Fund	  900,000 	 5,136.06
BlackRock Floating Rate Income Strategies
 Fund II, Inc.					  750,000 	 4,677.42
BlackRock Diversified Income Strategies Fund	  750,000 	 4,677.42
BlackRock Global Dynamic Equity Fund		  750,000 	 4,200.58
CLUSTER C:
BlackRock U.S. Government Fund			   50,000 	 9,873.75
BlackRock Focus Value Fund, Inc.		  750,000 	 4,677.42
Merrill Lynch Retirement Series Trust		2,500,000 	15,591.39
BlackRock Variable Series Funds, Inc.		2,500,000 	15,591.39
BlackRock Financial Institutions Series Trust	  400,000 	 2,574.43
BlackRock Apex Municipal Fund, Inc.		  600,000 	 3,741.93
BlackRock Short-Term U.S. Government Fund, Inc.	   50,000 	 2,060.23
BlackRock MuniYield Insured Fund, Inc.		1,500,000 	 9,354.83
BlackRock Fundamental Growth Fund, Inc.		2,500,000 	15,591.39
BlackRock Corporate High Yield Fund, Inc.	  750,000 	 4,677.42
BlackRock MuniAssets Fund, Inc.			  750,000 	 4,677.42
BlackRock Mid Cap Value Opportunities Series	  750,000 	 4,677.42
BlackRock Corporate High Yield Fund III, Inc.	  750,000 	 4,677.42
BlackRock MuniHoldings Insured Fund II, Inc.	  900,000 	 5,612.90
BlackRock Corporate High Yield V, Inc.		  900,000 	 5,612.90
BlackRock Corporate High Yield Fund VI, Inc.	  900,000 	 5,612.90
BlackRock California Municipal Series Trust 	  750,000 	 4,677.42
BlackRock Multi-State Municipal Series Trust	1,250,000 	 6,817.71
BlackRock World Income Fund, Inc.		  600,000 	 3,741.93
BlackRock MuniEnhanced Fund, Inc.		  900,000 	 5,612.90
BlackRock MuniYield Fund, Inc.			1,250,000 	 7,795.69
BlackRock MuniYield California Fund, Inc.	  900,000 	 5,612.90
BlackRock MuniYield Florida Fund		  750,000 	 4,677.42
BlackRock MuniYield Michigan Insured Fund II	  750,000 	 4,677.42
BlackRock MuniYield New York Insured Fund, Inc.	1,000,000 	 6,236.56
BlackRock MuniYield New Jersey Fund, Inc.	  750,000 	 4,677.42
BlackRock MuniYield Quality Fund, Inc.		  900,000 	 5,612.90
BlackRock MuniYield Quality Fund II, Inc.	  750,000 	 4,677.42
BlackRock MuniYield California Insured Fund 	1,000,000 	 6,635.63
BlackRock MuniYield AZ Fund, Inc.		  525,000 	 3,274.19
BlackRock MuniHoldings California Insured Fund	1,250,000 	 7,000.96
Master Focus Twenty Trust/ 			  450,000 	 2,806.45
     BlackRock Focus Twenty Fund, Inc.
Master Large Cap Series Trust/ 			2,500,000 	15,591.39
     BlackRock Large Cap Series Funds, Inc.
BlackRock Funds II  				1,500,000 	 9,354.83
Short-Term Bond Management Master Trust/ 	  900,000 	 5,772.53
     BlackRock Short-Term Bond Series, Inc.
Managed Account Series				  750,000 	 4,677.42
CLUSTER D:
Master Institutional Money Market Trust/	2,500,000 	15,591.39
     Merrill Lynch Funds For Institutions	2,300,000 	14,344.07
BlackRock Master Trust/ 			  900,000 	 5,612.90
     BlackRock Series, Inc.
The Europe Fund, Inc.				   50,000 	 3,274.19
BlackRock Principal Protected Trust		  750,000 	 5,016.01
BlackRock Preferred Income Strategies Fund Inc.	1,250,000 	 7,795.69
BlackRock Preferred and Corporate Income
 Strategies Fund				  750,000 	 4,677.42
BlackRock Enhanced Equity Yield Fund, Inc 	  750,000 	 4,677.42
GNMA IAP					  525,000 	 3,274.19
Master Inflation Protected Trust / 		   50,000 	 2,806.45
     BlackRock Inflation Protected Fund
Master Real Investment Trust / 			  525,000 	 3,274.19
     BlackRock Real Investment Fund
BlackRock Capital and Income Strategies Fund 	  750,000 	 4,677.42
BlackRock Multi-Strategy Hedge Opportunities	  525,000 	 3,274.19
BlackRock Enhanced Equity Yield & Premium
 Fund, Inc 					  750,000 	 4,677.42
BlackRock Multi-Strategy Hedge Advantage Fund	  400,000 	 2,176.73
FDP Series, Inc					  900,000 	 5,136.06
BlackRock Enhanced Government Fund, Inc 	  750,000 	 4,437.97

Massachusetts Health & Education Tax Exempt	  400,000 	 2,494.62


TOTAL PREMIUM PAID TO ICI Mutual			       795,308.00